August 12, 2009

Securities and Exchange Commission
Public Filing Desk
100 F Street, NW
Washington, DC  20549

Re:   The James Advantage Funds
      File No. 811-8411

Ladies and Gentlemen:

      Pursuant to paragraph (g) of Rule 17g-1 promulgated under the Investment Company Act of 1940, enclosed for filing is a copy of Rider No. 3 to the executed bond of The James Advantage Funds (the "Trust").

      Premiums have been paid through June 26, 2010.

      Please feel free to contact me at 513.878.4066 with any questions.

Very truly yours,


/s/ Jay S. Fitton

Jay S. Fitton
Assistant Secretary

Enclosures

RIDER NO.  3

JOINT INSURED LIST

To be attached to and form part of Bond No. 124-40-92 - 11

In favor of The James Advantage Funds

It is agreed that:


1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:


      James Long-Short Fund

2. This rider shall become effective as of 12:01 a.m. on 07/28/2009 standard time.


                                               By:  /s/ Frank Sheckton
                                                    ---------------------------
                                                    (Authorized Representative)


                                  INSURED COPY
                                                                  124-40-92 - 11